EXHIBIT 99.1

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Stockholders’ Equity	5

Consolidated Statements of Cash Flows	6 - 7

Notes to Consolidated Financial Statements	8 - 28

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Vermont Electric Power Company, Inc.:

We have audited the accompanying consolidated balance sheets of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period end December 31, 2009 in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1(b) and 7 to the consolidated financial statements, the Company adopted FASB ASC 810, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, as of January 1, 2009.

/s/ KPMG LLP

March 8, 2010

Vt. Reg. No. 92-0000241

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2009 and 2008

Assets	2009	2008

Utility plant (notes 2 and 3)	$727,984,046	568,692,579
Less accumulated depreciation and amortization	(98,071,916)	(89,777,198)

Net utility plant	629,912,130	478,915,381

Investment in Vermont Electric Transmission Company, Inc. (note 9)	502,159	488,546

Current assets:
Cash	40,026,479	466,849
Bond sinking fund deposits	526,000	490,000
Bond interest deposits	4,573,388	2,985,911
Accounts receivable:
Affiliated companies	14,040,604	13,749,601
Other	7,953,242	7,183,366
Note receivable – related party (note 9)	925,000	700,000
Materials and supplies	6,248,996	6,684,808
Income tax receivable	169,995	650,941
Prepaids and other assets	1,792,918	1,776,088

Total current assets	76,256,622	34,687,564

Regulatory and other assets:
Regulatory assets	8,919,131	11,945,066
Unamortized debt expense, net	2,712,165	1,799,001
Cash surrender value of life insurance policies (note 8)	3,487,486	3,001,152
Deferred project costs and other	3,654,783	165,978

Total regulatory and other assets	18,773,565	16,911,197

Total assets	$725,444,476	531,002,688

 (Continued)

Capitalization and Liabilities	2009	2008

Capitalization:
Stockholders’ equity:
Class B common stock; $100 par value per share. Authorized 430,000 shares; issued and outstanding 219,977 shares	$21,997,700	21,997,700
Class C common stock; $100 par value per share. Authorized 20,000 shares; issued and outstanding 19,901 shares	1,990,100	1,990,100
Retained earnings	1,192,858	292,206

	25,180,658	24,280,006

Class C preferred stock, $100 par value per share. Authorized 125,000 shares; 97,068 shares issued and outstanding (note 6)	145,602	145,602

	25,326,260	24,425,608

First mortgage bonds, net of current maturities (note 3)	329,093,000	196,254,000
Other long-term debt, net of current maturities (note 3)	—	152,115

Total capitalization attributable to VELCO	354,419,260	220,831,723

Equity interest of noncontrolling members in Vermont Transco LLC (note 7)	295,401,424	222,409,012

Total capitalization	649,820,684	443,240,735

Commitments and contingencies (notes 8, 13 and 15)

Current liabilities:
Current maturities of long-term obligations (note 3)	2,313,115	2,306,121
Notes payable to bank (note 4)	—	20,857,520
Bank overdraft	2,975,031	1,594,738
Accounts payable:
Affiliated companies	796,981	587,047
Other	21,971,950	20,167,302
Accrued interest on bonds	4,573,254	3,001,260
Accrued taxes	468,156	501,316
Accrued construction expenses	9,961,114	11,589,929
Accrued expenses	5,706,505	3,120,194

Total current liabilities	48,766,106	63,725,427

Reserves and deferred credits:
Deferred cost of removal liabilities (note 11)	3,287,144	2,135,304
Deferred tax liabilities (note 5)	11,425,141	9,464,587
Deferred compensation (note 8)	5,769,612	5,443,855
Deferred income and other	1,156,958	—
Accrued pension and postretirement liabilities (note 8)	5,218,831	6,992,780

Total reserves and deferred credits	26,857,686	24,036,526

Total capitalization and liabilities	$725,444,476	531,002,688
See accompanying notes to consolidated financial statements

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Operating revenues:
Transmission revenues	$90,649,734	73,575,150	49,903,641
Sales of power	510,823	460,479	445,038
Rent of transmission facilities to others	2,435,380	1,624,487	1,562,284
Total operating revenues	93,595,937	75,660,116	51,910,963

Operating expenses:
Transmission expenses:
Operations	3,369,434	3,396,212	2,577,857
Maintenance	5,625,653	4,854,048	4,322,067
Rents	41,705	42,602	39,862
Purchased power	510,823	460,479	445,038
Administrative and general expenses	7,718,153	8,672,359	8,913,458
Depreciation and amortization	13,942,091	10,740,097	8,268,529
Taxes other than income	10,485,062	7,405,913	5,422,076
Total operating expenses	41,692,921	35,571,710	29,988,887
Operating income	51,903,016	40,088,406	21,922,076

Other income:
Interest	239,474	111,326	103,201
Equity in earnings of subsidiary (note 9)	29,457	41,096	50,832
Income before interest and other expense, noncontrolling interest and income tax	52,171,947	40,240,828	22,076,109

Interest and other expense:
Interest on first mortgage bonds	13,477,726	11,994,760	11,228,262
Other interest	1,495,343	572,468	3,137,004
Amortization of debt expense	101,560	97,788	95,261
Other	12,708	27,602	27,726
Allowance for borrowed funds used during construction	(2,151,956)	(3,256,055)	(4,457,120)
Allowance for equity funds during construction	(2,977,719)	(4,884,082)	(1,910,194)
Net interest and other expense	9,957,662	4,552,481	8,120,939
Income before noncontrolling interest and income tax	42,214,285	35,688,347	13,955,170
Income tax (note 5)	2,337,632	2,174,944	1,660,965
Net income	39,876,653	33,513,403	12,294,205

Noncontrolling interest in the income of Vermont Transco LLC (note 7)	36,201,872	30,712,296	9,483,361
Net income attributable to VELCO	$3,674,781	2,801,107	2,810,844
See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

Years ended December 31, 2009, 2008 and 2007
	Common stock		Preferred stock	Retained earnings	Total stockholders’ equity
	Class B	Class C

Balances at December 31, 2006	$21,997,700	1,990,100	145,602	229,481	24,362,883

Net income, attributable to VELCO	—	—	—	2,810,844	2,810,844
Dividends declared and paid	—	—	—	(2,774,127)	(2,774,127)

Balances at December 31, 2007	21,997,700	1,990,100	145,602	266,198	24,399,600

Net income, attributable to VELCO	—	—	—	2,801,107	2,801,107
Dividends declared and paid	—	—	—	(2,775,099)	(2,775,099)

Balances at December 31, 2008	21,997,700	1,990,100	145,602	292,206	24,425,608

Net income, attributable to VELCO	—	—	—	3,674,781	3,674,781
Dividends declared and paid	—	—	—	(2,774,129)	(2,774,129)

Balances at December 31, 2009	$21,997,700	1,990,100	145,602	1,192,858	25,326,260
See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Cash flows from operating activities:
Net income	39,876,653	33,513,403	12,294,205
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	13,370,741	10,168,747	7,691,370
Amortization of regulatory assets	571,350	571,350	577,159
Amortization of debt expense	101,560	97,788	95,261
Deferred income tax expense	1,318,778	2,235,745	1,089,386
Equity in earnings of subsidiary	(29,457)	(41,096)	(50,832)
Dividends from subsidiary	15,844	15,780	15,938
Changes in assets and liabilities:
Accounts receivable	(1,060,879)	(280,425)	(2,822,531)
Materials and supplies	435,812	(957,340)	4,381,043
Income tax receivable	480,946	103,861	(562,985)
Regulatory assets	—	—	(27,875)
Accounts payable	3,305,420	3,542,156	(10,707,745)
Employee benefit plan funding	680,635	(363,907)	(30,951)
Deferred compensation	325,757	(108,961)	(157,584)
Other assets and liabilities	830,768	141,604	(1,376,794)
Net cash provided by operating activities	60,223,928	48,638,705	10,407,065

Cash flows from investing activities:
Change in bond sinking fund deposits	(36,000)	(33,000)	(32,000)
Advances to related party	(225,000)	150,000	(850,000)
Capital expenditures, net	(166,135,303)	(98,712,016)	(115,850,406)
Change in cash surrender value of life insurance policies	(486,334)	588,770	(308,005)
Net cash used in investing activities	(166,882,637)	(98,006,246)	(117,040,411)

Cash flows from financing activities:
Change in bank overdraft	1,380,293	(218,324)	1,813,062
Proceeds from bond issuance	135,000,000	—	80,000,000
Repayment of bonds	(2,014,000)	(1,877,000)	(1,748,000)
Debt issue costs	(1,014,724)	(47,370)	(357,675)
(Repayments of) proceeds from notes payable to bank	(20,857,520)	20,857,520	(61,470,000)
Repayment of other long-term debt	(292,121)	(400,682)	(688,476)
Issuance of VT Transco membership units	60,047,790	38,683,000	113,750,000
Distribution of VT Transco earnings to noncontrolling members	(23,257,250)	(19,578,060)	(7,110,796)
Issuance of Class B common stock	—	—	—
Cash dividends on common stock	(2,758,597)	(2,758,597)	(2,758,597)
Cash dividends on preferred stock	(15,532)	(16,502)	(15,530)
Net cash provided by financing activities	146,218,339	34,643,985	121,413,988
Net increase (decrease) in cash	39,559,630	(14,723,556)	14,780,642

Cash, beginning of year	466,849	15,190,405	409,763

Cash, end of year	$40,026,479	466,849	15,190,405

 (Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Supplemental disclosures of cash flow information:
Cash paid during the year for interest, net of amounts capitalized	7,830,970	9,392,394	8,300,276
Cash (refund) paid for income taxes	(49,138)	500,296	1,210,550

Noncash operating activities:
The Company recorded an unfunded defined benefit pension and other postretirement obligation of $5,218,831 and $6,992,780 at December 31, 2009 and 2008, respectively, and a defined benefit pension and other postretirement regulatory asset of $4,668,246 and $7,142,831 at December 31, 2009 and 2008, respectively.

In 2009, 2008, and 2007 the Company utilized alternative minimum tax credits and recorded an income tax receivable of $641,776, $(156,308), and $0 respectively.

Noncash investing activities:
In 2009, 2008, and 2007, the Company recorded accrued construction expenses of $(337,977), and $8,698,749, and $7,839,770, respectively.
See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(1)	Summary of Significant Accounting Principles

(a)	Description of Business

The consolidated financial statements of Vermont Electric Power Company, Inc. (VELCO or the Company) include the accounts of Vermont Transco LLC (VT Transco) and VELCO. The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

VELCO owned and operated an electric power transmission system in the State of Vermont. VELCO had transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. These transmission contracts have been reviewed and approved by the FERC. Additionally, VELCO has an agreement for single unit power purchases of electricity, which it resells at cost to one of its stockholders in the State of Vermont.

On June 30, 2006, VELCO transferred substantially all of its electric transmission assets, along with the associated contracts, to VT Transco, in exchange for Class A Member units, and the assumption of VELCO’s long term debt and other liabilities. In addition, VELCO entered into a Management Services Agreement with Vermont Transco to serve as the Manager of VT Transco. This agreement provides for VT Transco to reimburse VELCO for all of its costs in fulfilling its responsibilities as the Manager of VT Transco.

VELCO, through its wholly owned subsidiary, Vermont Electric Transmission Company, Inc. (VETCO) (see note 9), constructed and maintains the Vermont portion of a transmission line used to transmit power purchased by the New England Power Pool on behalf of New England electric utilities from Hydro Quebec, a Canadian utility. To assist VELCO in making its initial capital contribution to VETCO, the participating Vermont electric utilities purchased all of the shares of VELCO’s Class C preferred stock.

VELCO’s common and preferred stock are owned by various Vermont utilities. Central Vermont Public Service Corporation (CVPS) owns 48% of VELCO’s Class B and 31% of its Class C common stock and 47% of its Class C preferred stock.

VELCO also has agreements with various stockholders and other Vermont utilities to act as agent in order to provide a single entity that can accumulate costs related to the combined utilities’ participation in certain joint projects. VELCO bills these costs, along with any direct costs incurred, to the participating Vermont utilities in accordance with each participant’s obligations. These agency transactions are not reflected as part of VELCO’s operations; however, operating expenses may be indirectly impacted from year to year, depending on the significance and nature of the activities performed by VELCO.

(b)	Consolidation

The accompanying consolidated financial statements include the accounts of VELCO and VT Transco as VELCO is the primary beneficiary and controls the financial and operating policies of VT Transco. Ownership interests of members other than the Company in the equity of VT Transco are

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

presented as a component of equity in the consolidated balance sheets as noncontrolling interests in the caption labeled “Equity Interest of Noncontrolling Members in VT Transco LLC.” The share of members other than the Company in the income of VT Transco is deducted in determining the Company’s consolidated net income. Inter-company balances and transactions have been eliminated in consolidation.

(c)	Regulatory Accounting

The Company accounts for certain transactions in accordance with permitted regulatory treatment. As such, regulators may permit specific incurred costs, typically treated as expenses by unregulated entities, to be deferred and expensed in future periods when it is probable that such costs will be recovered in customer rates. Incurred costs are deferred as regulatory assets when the Company concludes that it is probable future revenues will be provided to permit recovery of the previously incurred cost. The Company analyzes evidence supporting deferral, including provisions for recovery in regulatory orders, past regulatory precedent, other regulatory correspondence, and legal representations. These regulatory amounts do not include the recognition of tax effects, which generally would be approximately 39%. A regulatory liability is recorded when amounts that have been recorded by the Company are likely to be refunded to customers through the rate-setting process.

On December 9, 2005, the FERC approved a filing allowing at that time VELCO, and now through its subsidiary VT Transco, to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset, which accounts for the difference between depreciation reported in the consolidated financial statements and depreciation previously recovered in rates, is $2,552,332 and $2,977,721 as of December 31, 2009 and 2008, respectively.

On June 16, 2006, the FERC approved a filing allowing at the time VELCO, and now through its subsidiary VT Transco, to accumulate as a regulatory asset the costs associated with VT Transco transaction and to amortize and recover that asset over a fifteen year period to commence when the Company began operations. This regulatory asset is $1,678,553 and $1,824,514 as of December 31, 2009 and 2008, respectively.

As more fully described in note 8, the defined pension and other postretirement regulatory assets represent the unrecognized pension costs and other postretirement costs that would normally be recorded as a component of other comprehensive income. Since these amounts represent costs that are expected to be recovered in future rates, they are recorded as regulatory assets. The regulatory asset related to the plans totaled $4,688,246 and $7,142,831 at December 31, 2009 and 2008.

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(d)	Revenue Recognition

Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives, and other eligible entities is provided through the Company’s facilities under the ISO NE open access transmission tariff and the 1991 Vermont Transmission Agreement, both regulated by FERC. The Company charges for these services under FERC approved rates. Prior to June 30, 2006, revenue was billed monthly based on estimated cost of service plus 11.5% return on capital. The tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the revenue to be billed monthly based on estimated cost of service plus an 11.5% return on capital for Class B and Class C shareholders prior to June 30, 2006 and 11.5% return on capital for Class A Member units and a 13.3% return on capital for Class B Member units from inception of VT Transco. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December and is $0 and $246,512 at December 31, 2009 and 2008, respectively, and is reported in other assets in the accompanying consolidated financial statements.

(e)	Utility Plant

Utility plant in service is stated at cost.

Major expenditures for plant and those which substantially increase useful lives are capitalized. The Company recognizes depreciation expense as a percentage of gross transmission plant at 2.63% as of December 31, 2009, 2008 and 2007. This method is consistent with the straight line method of depreciation.

Software is recorded at cost. Amortization is recorded at straight line rates over the estimated useful life of the assets which is five years.

(f)	Long-Lived Assets

Long lived assets, such as utility plant, and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(g)	Allowance for Borrowed Funds Used During Construction (AFUDC)

Allowance for funds used during construction (AFUDC) represents the cost of borrowed and equity funds used to finance the construction of transmission assets. The portion of AFUDC attributable to borrowed funds and the cost of equity funds are included as other expense in the consolidated statements of income. AFUDC is not currently realized in cash, but is recovered in the form of

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 5.75%, 7.35% and 7.10% in 2009, 2008 and 2007, respectively.

(h)	Materials and Supplies Inventory

Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

(i)	Unamortized Debt Expense

Costs associated with the original issuance of long term debt has been capitalized and amortized over the term of the debt using the effective interest rate method. Amortization expense amounted to $101,560, $97,788 and $95,261 in 2009, 2008 and 2007, respectively.

(j)	Income Taxes

VT Transco LLC is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. VT Transco’s members (except certain tax exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these consolidated financial statements include a provision for federal and state income tax expense of VELCO only.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in FASB ASC Subtopic 740-10, Income Taxes—Overall, as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in administrative and general expenses.

(k)	Pension and Other Postretirement Plans

The Company sponsors a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average pay.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

The Company also sponsors a defined benefit health care plan for substantially all employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

The Company adopted the measurement date provisions of FASB ASC 715-30, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans during fiscal year 2008 which required the Company to change its measurement date for plan assets and benefit obligations to December 31. The Manager adopted the measurement date provisions during fiscal year 2008, which required the Manager to change its measurement date for plan assets and benefit obligations to December 31. Prior to 2008, the Manager measured its plan assets and benefit obligations as of September 30. The total impact of the change in measurement date for both plans totaled $380,780 and was recovered in rates in 2009.

(l)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the carrying amount of utility plant, recoverability of deferred income tax assets and other regulatory assets, obligations related to employee benefits, and the assumptions used to estimate the fair value of financial instruments. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(m)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred are expensed as incurred.

(n)	Fair Value

On January 1, 2008, the Company adopted FASB Statement No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. There was no impact to the financial statements.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(o)	Recently Issued Accounting Standards

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) in 2009. ASU 2009-17, which amends the Variable Interest Entity (VIE) Subsections of ASC SubTopic 810-10, Consolidation—Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out-rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

(2)	Utility Plant

    Utility plant consists of the following at December 31, 2009 and 2008:

	2009	2008

Land and rights of way	$58,577,888	32,813,905
Transmission equipment	485,271,008	429,493,138
Communications equipment	15,163,134	11,162,825
Buildings and office equipment	46,971,015	42,669,595
Construction work-in-process	122,001,001	52,553,116

	727,984,046	568,692,579

Less accumulated depreciation and amortization	98,071,916	89,777,198
	$629,912,130	478,915,381

Depreciation and amortization expense was $13,370,741, $10,168,747 and $7,691,370 for the years ended December 31, 2009, 2008 and 2007, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(3)	Long Term Debt

(a)	First Mortgage Bonds

The Company’s First Mortgage Bonds outstanding include the following series at December 31, 2009 and 2008:

	2007	2008

Series L, 7.30% due through 2018	$7,412,000	8,021,000
Series N, 7.42%, due through 2012	20,813,000	21,823,000
Series O, 6.26% due through 2034	23,029,000	23,424,000
Series P, 5.72% due through 2036	30,000,000	30,000,000
Series Q, 5.59% due through 2036	35,000,000	35,000,000
Series R, 5.75% due through 2037	80,000,000	80,000,000
Series S, 4.81% due through 2029	135,000,000	—

	331,254,000	198,268,000

Less bonds to be retired within one year	2,161,000	2,014,000
	$329,093,000	196,254,000

In October 2009, the Company received the proceeds from the sale of its Series S First Mortgage Bonds for the principal amount of $135,000,000, which the Company used to pay down its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on the Company’s utility plant. The bonds to be retired through principal payments within the next five years and thereafter will amount to:

Year ending December 31:
2010	$2,161,000
2011	11,821,000
2012	19,789,000
2013	11,821,000
2014	13,916,000
Thereafter	271,746,000
Total	$331,254,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of common equity investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one third of the aggregate principal amount of the bonds outstanding or $110,418,000, at December 31, 2009. The Company believes it is in compliance with this requirement at December 31, 2009.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(b)	Other Debt

Other debt includes notes payable of $152,115 and $444,236 at December 31, 2009 and 2008, respectively, bearing interest at 5.44%, which matures June 1, 2010. The notes are secured by a lien on certain office equipment.

(4)	Notes Payable to Bank

The Company has an unsecured $120,000,000 line of credit agreement with a financial institution, reduced by certain standby letters of credit, expiring on December 27, 2010, to provide interim financing for utility plant construction. As part of this agreement, the Company agrees to pay 0.15% per annum on the daily unused line of credit amount. Average daily borrowing was $43,352,850 in 2009 at a weighted average interest rate of 2.42%. The outstanding balance at December 31, 2009 and 2008 amounted to $0 and $20,857,520, respectively.

(5)	Income Taxes

Federal and state income tax expenses (benefits) for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007

Federal:
Current	$744,661	(228,422)	461,236
Deferred	1,098,365	1,941,141	913,267

Total federal	1,843,026	1,712,719	1,374,503

State:
Current	274,193	167,621	110,343
Deferred	220,413	294,604	176,119

Total state	494,606	462,225	286,462

Total federal and state income tax	$2,337,632	2,174,944	1,660,965

The difference between the actual tax provision and the “expected” tax expense for 2009, 2008 and 2007 (computed by applying the U.S. statutory corporate tax rate to earnings before taxes) is primarily attributable to the change in equity in earnings of subsidiary, state income taxes net of federal benefit, and the effects of several nondeductible items.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008

Deferred tax assets:
Deferred compensation	$1,548,140	1,530,656
Alternative minimum tax credit	—	641,776
Other	827,205	866,790

Total gross deferred tax assets	2,375,345	3,039,222

Deferred tax liabilities:
Utility plant depreciation	(13,800,486)	(12,503,809)

Net deferred tax liability	$(11,425,141)	(9,464,587)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized through future taxable income.

The Company adopted the provisions of Interpretation 48, included in ASC Subtopic 740-10 on January 1, 2009. As a result of the implementation of ASC Subtopic 740-10, the Company did not recognize any uncertain tax positions as of December 31, 2009.

VELCO files its income tax return on a consolidated basis with VETCO. The consolidated income taxes payable are allocated between VELCO and VETCO on a separate company basis, in accordance with a tax sharing agreement. In 2009 and 2008, respectively the Company utilized $641,776 and $0 of alternative minimum tax credits (AMT) based on an income tax accounting method change which allows regular tax and AMT tax depreciation lives to be identical.

The Company adopted the provisions of Interpretation 48, included in ASC Subtopic 740-10 on January 1, 2009. The Company has concluded there are no material uncertain tax positions.

(6)	Equity Transactions

Preferred Stock

The Class C preferred stock entitles stockholders to variable rate quarterly dividends but does not entitle stockholders to vote, except under certain circumstances. Quarterly dividends and a return of capital are paid to preferred stockholders in amounts substantially equivalent to the dividends and return of capital received by the Company from VETCO.
(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(7)	Noncontrolling Member’s Equity of VT Transco

On January 1, 2009, the Company adopted FASB ASC 810, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, which requires certain changes to the presentation of the financial statements. This amendment requires noncontrolling interests to be classified in the consolidated statements of income as part of consolidated net earnings and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of capitalization. The amount previously reported as net income is now presented as net income attributable to VELCO.

VT Transco’s noncontrolling members include investor owned utilities, municipalities, and electric cooperatives. Each noncontrolling member was issued membership interests in VT Transco in proportion to the value of cash it contributed to the Company. A roll forward of the equity interest of noncontrolling members in VT Transco is as follows:

	Equity interest of noncontrolling members
	2009	2008	2007
Beginning balance	$222,409,012	172,591,776	56,469,212
Issuance of membership units	60,047,790	38,683,000	113,750,000
Income before tax of VT Transco	36,201,872	30,712,296	9,483,361
Distributions of VT Transco income before tax	(23,257,250)	(19,578,060)	(7,110,796)

Ending balance	$295,401,424	222,409,012	172,591,777

Distribution of VT Transco’s income before tax to noncontrolling members is at the discretion of the Company and is in proportion to each member’s percentage interest in VT Transco.

(8)	Pension and Other Postretirement Benefits

The Company displays the net over or under funded position of a defined benefit pension and other postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or gains/losses reported as a component of other comprehensive income in stockholders’ equity, unless the amount will be recoverable under the accounting guidance for regulated utilities, in which case it would be recorded as a regulatory asset. As of December 31, 2009 and 2008, the Company recorded a regulatory asset of $3,908,985 and $6,142,677, respectively, an unfunded defined benefit pension obligation of $4,296,099 and $6,171,732, respectively, a postretirement healthcare obligation of $922,732 and $821,048, respectively, and related regulatory asset of $779,261 and $1,000,154, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(a)	Defined Benefit Plan

Employees of the Company hired before January 1, 2008 who meet certain age and service requirements are covered by a defined benefit pension plan. The benefits are based on years of service and levels of compensation during the five years before retirement. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. The following sets forth the plan’s projected benefit obligation, fair value of plan assets and funded status at December 31, 2009 and 2008:

	Pension benefits
	2009	2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	$17,053,020	13,985,144
Service cost	1,016,923	1,253,617
Interest cost	944,414	1,114,591
Actuarial loss (gain)	(1,108,509)	1,250,017
Benefits paid	(733,966)	(550,349)

Benefit obligation at end of year	17,171,882	17,053,020

Change in plan assets:
Fair value of plan assets at beginning of year	10,881,288	12,654,874
Actual return on plan assets	1,822,461	(2,549,237)
Employer contribution	906,000	1,326,000
Benefits paid	(733,966)	(550,349)

Fair value of plan assets at end of year	12,875,783	10,881,288

Funded status	$(4,296,099)	(6,171,732)

Accumulated benefit obligation	$12,575,266	12,082,659

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2009 and 2008, which are recorded as a regulatory asset, are as follows:

	2009	2008
Prior service cost	$381,660	434,136
Effect of the change in measurement date to be recovered in rates	—	265,178
Net actuarial loss	3,527,325	5,443,363
	$3,908,985	6,142,677

The amount of the regulatory asset expected to be recognized as a component of net periodic pension cost in 2010 is $63,711.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

Net periodic benefit costs for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Pension benefits
	2009	2008	2007
Components of net periodic benefit cost:
Service cost	$1,016,923	1,253,617	758,614
Interest cost	944,414	1,114,591	817,913
Expected return on plan assets	(1,026,169)	(1,135,735)	(825,620)
Recognized net actuarial loss	11,235	27,818	81,154
Net amortization	52,476	65,596	52,476

Net periodic benefit cost	$998,879	1,325,887	884,537

The actuarial assumptions used to determine the benefit obligations are as follows:

	Pension benefits
	2009	2008	2007
Weighted average assumptions:
Discount rate, pension expense	6.00%	6.25%	5.75%
Discount rate, projected benefit obligation	6.00	6.00	6.25
Expected return on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

Projected benefit payments to be paid in each year from 2010 to 2014 and the aggregate benefits expected to be paid in the five years from 2015 to 2019 are as follows:

Pension benefit payments

Fiscal year ending December 31:
2010	$659,640
2011	420,294
2012	526,804
2013	599,305
2014	787,360
2015 – 2019	4,394,909

Expected contribution for next fiscal year	$1,000,000

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2009 and 2008:

	Fair value		Target
Asset class	2009	2008	2009	2008

Money market	$1,346,097	1,344,066	10%	9%
Equities	7,704,246	6,060,580	60	68
Fixed income	3,825,440	3,476,642	30	23

Total	$12,875,783	10,881,288	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The current asset allocation targets 65% equity and 35% fixed income, reflecting the mid to long-term nature of the liabilities associated with the plans. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. The current fair value of pension plan assets is $12,875,783. Plan investments held at December 31, 2009 are classified as Level 1 based on the fair value hierarchy discussed in note 12.

(b)	Postretirement Plan

The Company’s current postretirement benefit plan offers health care and life insurance benefits to retired employees who meet certain age and years of service eligibility requirements. Under certain circumstances, eligible retirees are required to make contributions for postretirement benefits. The Company accrues the cost of postretirement benefits during the employees’ years of service. When the Company began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs ratably over a 20 year period. For the years ended December 31, 2009, 2008 and 2007, the Company contributed $32,141, $137,891 and $143,431 toward these benefits. The Company anticipates contributing $180,000 for these benefits in 2010.

The FERC has established certain guidelines that all FERC regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Company’s current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees’ Benefit Association (VEBA). Additionally, these guidelines require the Company to advise the FERC of its plans for accruing and funding postretirement benefit costs. The Company filed its plans with the FERC in 1995, although such plans have not yet been approved by the FERC.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

The following table sets for the plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2009 and 2008:

	2009	2008
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,594,557	1,570,138
Service cost	93,871	95,852
Interest cost	82,303	113,129
Actuarial gain	(90,981)	(28,096)
Benefits paid	(183,618)	(156,466)

Benefit obligation at end of year	1,496,132	1,594,557

Change in plan assets:
Fair value of plan assets at beginning of year	773,509	617,810
Actual return on plan assets	83,017	(125,623)
Employer contribution, net of VEBA reimbursement	(99,508)	437,788
Benefits paid	(183,618)	(156,466)
Fair value of plan assets at end of year	573,400	773,509

Funded status	$(922,732)	(821,048)

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2009 and 2008, which are recorded as a regulatory asset, are as follows:

	2009	2008
Change in measurement date to be recovered in rates	$61,145	115,602
Net actuarial loss	718,116	884,552
	$779,261	1,000,154

The amount of the regulatory asset expected to be recognized as a component of net periodic benefit cost in 2010 is $55,187.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $11,044 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $10,366 in 2009.

(Continued)

 VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

Net periodic benefit costs as of December 31, 2009, 2008 and 2007.

	Postretirement benefits
	2009	2008	2007
Components of net periodic benefit cost:
Service cost	$93,871	95,852	67,397
Interest cost	82,303	113,129	88,743
Expected return on plan assets	(40,515)	(71,111)	(42,203)
Recognized net actuarial loss	22,234	27,793	40,041
Net amortization	32,953	37,360	22,234

Net periodic benefit cost	$190,846	203,023	176,212

The actuarial assumptions used to determine net periodic postretirement benefit costs are as follows:

	Postretirement benefits
	2009	2008	2007
Weighted average assumptions:
Discount rate, postretirement expense	6.00%	6.25%	5.75%
Discount rate, projected benefit obligation	5.50	6.25	6.25
Expected return on plan assets	6.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2009 and 2008:

	Fair value		Target
Asset class	2009	2008	2009	2008

Cash and equivalents	$81,442	509,682	14%	66%
Equities	491,958	263,827	86	34

Total	$573,400	773,509	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The Current asset allocation targets 87% equity, 12% fixed income and 1% cash, reflecting the mid to long-term nature of the liabilities associated with the plans. The primary goals in the management of plan assets are to maintain the funds purchasing

(Continued)

 VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. The current fair value of postretirement plan assets is $573,400. Plan investments held at December 31, 2009 are classified as Level 1 based on the fair value hierarchy discussed in note 12.

(c)	Supplemental Executive Retirement Plan

The Company sponsors a nonqualified Supplemental Executive Retirement Plan to provide certain employees and former members of the Board of Directors of the Company with additional retirement income. The Company is funding the cost of the plan in part through life insurance contracts, the cash surrender value of which was $3,487,486 and $3,001,152 at December 31, 2009 and 2008, respectively. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying consolidated statements of income. The actuarial assumptions used to determine net benefit costs under this plan were a discount rate of 5.0%, 6.00% and 5.75%, and a rate of compensation increase of 3.0% at December 31, 2009, 2008 and 2007. Aggregate benefits payable amounted to $4,673,191 and $4,393,503 at December 31, 2009 and 2008, respectively, and are included in deferred compensation in the consolidated balance sheet.

(d)	Deferred Compensation

The Company has a deferred compensation plan for current and past officers and directors. Amounts deferred are at the option of the officer or director, and include annual interest on the amounts deferred. The total deferred compensation at December 31, 2009 and 2008 is $1,096,421 and $1,050,352, respectively.

(e)	Defined Contribution Plan

The Company sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Additional matching contributions may be made on the employees’ behalf based on the results of operations. The Company contributed $378,615, $354,666 and $307,560 in 2009, 2008 and 2007, respectively.

(9)	Investment in Affiliated Company

Investment in affiliated company is accounted for under the equity method and represents VELCO’s 100% ownership of the common stock of Vermont Electric Transmission Company, Inc. (VETCO). VELCO reviewed the substance of VETCO to determine if it is still appropriate that the entity is not consolidated with VELCO’s operations. VETCO continues to operate under support agreements in connection with the construction of the transmission line with substantially all of the New England electric utilities. These agreements require the utilities to reimburse VETCO for all of the operating and capital costs of the line on an unconditional and absolute basis. Additionally, these support agreements provide for an advisory committee made up of participants to review VETCO’s operations and make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical. These provisions effectively restrict VELCO’s control over VETCO’s operations. Based on these facts, VELCO has determined that it does not have a controlling financial interest in VETCO, as VELCO is not exposed to the risks and rewards of VETCO. In addition, the support agreements effectively restrict VELCO’s

(Continued)

 VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

control, therefore VELCO has not consolidated its financial information with that of VETCO and, instead, is accounting for its investment using the equity method.

VELCO owns 100% of the common stock in VETCO. VELCO’s initial capital contribution was $9,999,000. VETCO pays VELCO a quarterly dividend that represents a return on investment at a rate based on market rates. In addition, a return of investment calculated to maintain equity at approximately 20% of VETCO’s total capitalization is paid to VELCO quarterly. This return of equity ceased when the long–term debt was paid in full in April 2006. Through December 31, 2009, VETCO has returned to VELCO $9,850,000 of the original capital contribution. The carrying amount of the investment is $502,159 and $488,546 at December 31, 2009 and 2008, respectively.

Summarized financial information related to VETCO at December 31, 2009 and 2008 and for the years then ended is as follows:

	Balance sheet
	2009	2008
Net utility plant in service	$2,318,792	2,393,670
Other assets	1,689,585	1,561,437

Total assets	$4,008,377	3,955,107

Other liabilities	$3,506,218	3,466,561
Stockholders’ investment	502,159	488,546

Total liabilities and stockholders’ investment	$4,008,377	3,955,107

	Statement of income
	2009	2008	2007
Operating revenues	$1,908,177	1,552,906	2,168,615
Operating expenses	(1,864,755)	(1,495,194)	(2,081,327)
Other income (expense)	(13,965)	(16,616)	(36,456)

Net income	$29,457	41,096	50,832

Other Activity

VELCO has contracted with VETCO to provide VETCO with management and support services. In connection therewith, VELCO has charged VETCO $996,437 in 2009, $738,715 in 2008, and $1,106,921 in 2007, which primarily represents payroll services and insurance costs. These amounts are reflected as operating expenses in VETCO’s operating results and as a decrease in expenses in VELCO’s accompanying consolidated statements of income.

The Company has made available an unsecured, short term credit facility to their related party, VETCO. The facility allows for borrowings of up to $2,000,000. The balance outstanding at December 31, 2009 and 2008 was $925,000 and $700,000, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(10)	Related Party Transactions

CVPS personnel provide the Company with certain operational, maintenance, construction, and administrative services. In addition, payments were made by the Company to CVPS for materials and supplies and insurance. These services are provided at cost and amounted to $465,075, $697,174, and $840,908 in 2009, 2008, and 2007, respectively.

Similarly, Green Mountain Power Corporation (GMP) provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $1,775,411, $4,373,922, and $3,600,706 in 2009, 2008, and 2007, respectively.

(11)	Asset Retirement Obligations

The Company continually reviews the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its consolidated financial position, results of operation and cash flows.

Deferred cost of removal represents estimated asset retirement costs recognized under ASC 410-20, that have previously been recovered from ratepayers for other than legal obligations. The Company expects, over time, to settle or recover through the rate setting process any over or under collected net cost of removal. Cost of removal included in the balance sheet totaled $3,287,144 and $2,135,304, in 2009 and 2008, respectively.

(Continued)

 VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(12)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2009 and 2008. Fair value is defined as the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

	2009		2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets:
Cash	$40,026,479	40,026,479	466,849	466,849
Bond sinking fund deposits	526,000	526,000	490,000	490,000
Bond interest deposits	4,573,388	4,573,388	2,985,911	2,985,911
Accounts receivable	21,993,846	21,993,846	20,932,967	20,932,967
Notes receivable	925,000	925,000	700,000	700,000

Financial liabilities:
Notes payable to bank	$—	—	20,857,520	20,857,520
Accounts payable	22,768,931	22,768,931	20,754,349	20,754,349
Accrued interest on bonds	4,573,254	4,573,254	3,001,260	3,001,260
Long term debt	2,313,115	2,313,757	2,458,236	2,459,198
First mortgage bonds	329,093,000	325,414,901	196,254,000	200,555,031
Construction and other accrued expenses	15,667,619	15,667,619	14,710,123	14,710,123

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2009 and 2008 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, bond sinking fund deposits, bond interest deposits, trade accounts receivable, due from related parties, notes payable to banks, accounts payable, accrued interest on bonds, and accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximates fair value because of the short term maturity of these instruments.

•	Notes receivable: Because of the short-term maturity of this instrument, cost approximates fair value.

•
Long-term debt and First mortgage bonds: The fair value of the Company’s long-term debt is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates. At December 31, 2009 and 2008, the Company utilized Moody’s long term corporate bond yield average for utility entities with an Aa rating.

Fair Value Hierarchy

The Company adopted FASB ASC 810 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financials on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. This accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active.

Level 3: Pricing inputs include significant inputs that are generally less observable. Unobservable inputs may be used to measure the asset or liability where observable inputs are not available.

There were no financial or nonfinancial assets or liabilities reported at fair value in the December 31, 2009 or 2008 financial statements.

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VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2009 and 2008
(13)	Business and Credit Concentrations

(a)	Significant Customers

Three customers, ISO New England, CVPS, and GMP individually represent 10% or more of the total accounts receivable balance at the end of the year. These customers’ percentage of the total accounts receivable balance is as follows for the years ended December 31, 2009 and 2008:

	2009	2008

ISO New England	31.0%	29.2%
CVPS	28.7	28.9
GMP	22.3	22.9
	82.0%	81.0%

(b)	Significant Capital Projects

The Company is in the process of performing construction projects to enhance services to its customers. These projects have been the Company’s prime focus during 2009 and 2008. Costs capitalized amounted to approximately $163,000,000, $106,000,000, and $177,000,000 in 2009, 2008, and 2007, respectively, which related to projects estimated to be completed from 2008 – 2012, including: Lamoille County 115 KV Line, Southern Loop Project, East Avenue Loop, and Northwest Reliability Project. The Company has budgeted $119,000,000 for 2010 related to these projects, which will be financed through bond issuance, capital contributions, and borrowings on the line of credit.

(14)	Commitments

The Company reached a settlement with the Lamoille County municipal distribution utilities, regarding cost allocations associated with the construction of a ten mile transmission line and associated substations that will benefit Lamoille County residents. Each member utility is allowed to purchase shares in VT Transco and use the arbitrage to assist in offsetting the “specific facility” costs. The specific facility charges are limited to an amount, stated in the settlement agreement, plus the difference between the member utilities interest payments on borrowed funds used to purchase VT Transco membership units and the return on those units. After a ten year specific facility period as detailed in the settlement agreement, the membership units allocated are required to be resold to all Vermont distribution utilities with any remaining shares being re-purchased by VT Transco.

(15)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 8, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.